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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                       L-3 Communications Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    502424
                        ------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO.  502424
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Lockheed Martin Corporation   I.D. No. 52-1893632

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Maryland

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                          SOLE VOTING POWER
                     5
     NUMBER OF            (Discretionary Accounts)

      SHARES       -----------------------------------------------------------
                          SHARED OR NO VOTING POWER
   BENEFICIALLY      6
                          0 (shared)
     OWNED BY             0 shares (No Vote)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             (Discretionary Accounts)
                          0 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares (Shared)
                          0 shares (None)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      (Discretionary & Non-discretionary Accounts)
      0 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
10    -- See Items 4(c)(ii) and (iv)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

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Item 1

     (a) Name of Issuer

         L-3 Communications Holdings, Inc.

     (b) Address of Issuer's Principal Executive Offices

         600 Third Avenue
         New York, New York 10016

Item 2

     (a) Name of Person Filing

         Lockheed Martin Corporation

     (b) Address of Principal Business Office or, if none, Residence

         6801 Rockledge Drive, Bethesda, Maryland 20817

     (c) Citizenship

         Maryland

     (d) Title of Class of Securities

         Common Stock

     (e) CUSIP Number

         502424

Item 3. Not applicable

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          0

     (b)  Percent of class:

          0.0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                None

          (ii)  Shared power to vote or to direct the vote

                None

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          (iii) Sole power to dispose or to direct the disposition of

                None

          (iv)  Shared power to dispose or to direct the disposition of

                None

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group

         Not applicable.

Item 10. Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Lockheed Martin Corporation's beneficial ownership of the common stock of L-3 Communications Holdings, Inc. on this date is true, complete and correct.

Date: October 25, 1999


/s/ Marian S. Block
----------------------------------
Vice President and Associate General Counsel